The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 10, 2023

VIA EDGAR TRANSMISSION

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided on July 14, 2023 to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 306 to its Registration Statement on Form N-1A. PEA No. 306 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on June 16, 2023. The sole purpose of PEA No. 306 was to register a new series of the Company. This letter responds to the Commission’s comments on PEA No. 306 with respect to the Genoa Opportunistic Income ETF (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Commission comments, and file updated exhibits to the Registration Statement. Furthermore, the Company notes that the Fund’s name is proposed to be redesignated as follows:

Genoa Opportunistic Income ETF	à	F/m Opportunistic Income ETF

For your convenience, each comment made by the Commission has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 306. The Company confirms that the response to Commission comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company.

PROSPECTUS
Summary Section – Principal Investment Strategies
1. Comment: Please provide disclosure concerning the meaning of the word “Genoa” in the Fund’s name.

Response: The Company supplementally confirms that the word “Genoa” will be removed from the Fund’s name and replaced with “F/m” – a reference to F/m Investments, LLC, d/b/a North Slope Capital, LLC (the “Adviser”) – the investment adviser to the Fund.

2. Comment: The second sentence of the first paragraph uses the phrase “but are not limited to” when referring to types of fixed income securities in which the Fund may invest.  Please either provide further disclosure about what this phrase means or delete the phrase.

   Response: The Company will delete the phrase.

3. Comment: The fourth sentence of the second paragraph states that the Fund may have “sizable allocations to particular markets, sectors, and industries.” Given the risk factor noting investments in the financial, industrial, and utilities sectors, please add corresponding language to the Principal Investment Strategies section.

   Response: The Company will add the following language:

“As of the date of this Prospectus, the Fund is expected to be significantly invested in the financial sector, industrials sector, and utilities sector, which means it will be more affected by the performance of such sectors than a fund that is not so significantly invested.”

4. Comment: Please replace the word “higher” with “lower” in the second sentence of the third paragraph.

   Response: The Company will make the requested change.

5. Comment: Please supplementally confirm whether investing in municipal leases, as discussed in the fourth paragraph, presents any liquidity concerns.

Response: The Adviser has confirmed to the Company that it believes that investing in municipal leases will not present significant liquidity concerns. The Company respectfully submits that its liquidity risk management program and related procedures seek to assess, manage and review the Fund’s liquidity risk, including to ensure that the Fund does not breach the 15% maximum illiquid security threshold. The Company further notes that while the Fund intends to invest up to 20% of its net assets in municipal securities, it intends to invest only a portion of those assets in municipal leases.

6. Comment: The first sentence of the seventh paragraph states that the Fund may obtain a significant portion of its investment exposure through the use of derivatives. Please supplementally describe the meaning of the word “significant.”

Response: With respect to the meaning of the word “significant”, the Company supplementally notes that it is using the word’s common meaning and that the referenced disclosure is intended to convey the point that a considerable, important or large amount of the Fund’s assets may be used to enter into derivatives transactions (subject to the limits of Rule 18f-4 under the Investment Company Act of 1940, as amended). The Company further supplementally notes that “significant” is used in lieu of a percentage due to the potential for its use of derivatives to fluctuate over time and because it believes investors understand the common usage of the term and that its inclusion is helpful to investors and consistent with Form N-1A.

Summary Section – Principal Investment Risks
7. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

8. Comment: Please supplementally discuss why “Banking Impairment or Failure Risk” is a principal risk of the Fund, and also add related disclosure to the “Principal Investment Strategies.” Alternatively, please delete this risk factor.

Response: The Company will delete the referenced risk factor from the prospectus and will add it to the “Additional Information About Non-Principal Risks of the Fund” section in the Fund’s statement of additional information.

Summary Section – Management – Portfolio Managers
9. Comment: Please add the month and year of inception of the Fund.

Response: The Company will make the requested change.

Appendix A
10. Comment: Please supplementally confirm that the books and records that form the basis for the calculation of prior performance of similarly advised accounts to the Fund are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Adviser confirms that the books and records that form the basis for the prior performance of similarly advised accounts to the Fund are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 708-8236.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Alexander Morris, F/m Investments, LLC Steven Plump, The RBB Fund, Inc. Jillian Bosmann, Faegre Drinker Biddle & Reath LLP